UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    January 30, 2013

January 30, 2013

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Nine Months Ended December 31, 2012

<Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2013

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been omitted.

1. Consolidated financial results (for the nine months ended December 31, 2012)

  (1) Operating results

(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Net income
Nine months ended December 31, 2012	¥ 3,184,227	8.5%	¥ 829,691	9.0%	¥ 550,407	33.9%
Nine months ended December 31, 2011	2,934,523	0.8	761,224	3.1	411,001	(20.2)

Notes:	1.	Comprehensive income:
		(a) for the Nine months ended December 31, 2012: ¥663,568 million [191.2%]
		(b) for the Nine months ended December 31, 2011: ¥227,881 million [(44.1)%]
	2.	Percentages shown in ordinary income, ordinary profit, net income and comprehensive income are the increase (decrease) from the previous fiscal year.

	Net income per share	Net income per share (Diluted)
Nine months ended December 31, 2012	¥ 406.52	¥406.39
Nine months ended December 31, 2011	295.01	294.97

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
December 31, 2012	¥142,891,234	¥7,703,721	3.9%
March 31, 2012	143,040,672	7,254,976	3.6

Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2012: ¥5,622,354 million (b) as of March 31, 2012: ¥5,210,400 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – minority interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2012	¥ –	¥ 50	¥ –	¥ 50	¥ 100
Fiscal year ending March 31, 2013	–	50	–
Fiscal year ending March 31, 2013 (Forecast)				50	100

Note: Dividend forecast remains unchanged.

3. Earnings forecast (for the fiscal year ending March 31, 2013)

(Millions of yen, except per share data and percentages)

	Ordinary profit			Net income		Net income per share
Fiscal year ending March 31, 2013	¥830,000	(11.3	) %	¥ 540,000	4.1%	¥ 398.85

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and net income are the increase (decrease) from the previous fiscal year.
	3.	Forecasted net income per share = Forecasted net income / {Number of common stocks issued on December 31, 2012 (excluding treasury stock)}

Sumitomo Mitsui Financial Group, Inc.

*	Notes

  (1) There were no changes in material consolidated subsidiaries in the period.

  (2) Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

  (3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to revision of accounting standards:    Yes

(b) Changes in accounting policies due to reasons other than above (a):    No

(c) Changes in accounting estimates:    Yes

(d) Restatements:    No

  (4) Number of shares issued (common stock)

	As of December 31, 2012	As of March 31, 2012
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	60,152,882 shares	62,939,559 shares

	Nine months ended December 31, 2012	Nine months ended December 31, 2011
(c) Average number of shares issued in the period	1,353,940,301 shares	1,393,186,765 shares

Note on quarterly review process:

This quarterly earnings report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit process of the quarterly consolidated financial statement has not been completed as of the disclosure of this quarterly earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2012 supplementary information

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the nine months ended December 31, 2012.

1. Operating results

In the nine months ended December 31, 2012, consolidated gross profit increased by ¥148.4 billion year-on-year to ¥2,070.5 billion. This was mainly due to the contribution of SMBC Consumer Finance Co., Ltd., formerly Promise Co., Ltd., which became a consolidated subsidiary in December 2011. Further, gross banking profit of Sumitomo Mitsui Banking Corporation (“SMBC”) was almost the same as a year earlier due to an increase in net interest income resulting from an increase of overseas loans and an increase in domestic loan syndication related fees, despite a decline in gains on bonds.

Consolidated general and administrative expenses increased by ¥53.3 billion year-on-year to ¥1,090.4 billion as a result of an increase in the number of consolidated subsidiaries.

Consolidated total credit cost decreased by ¥1.4 billion year-on-year to ¥57.2 billion. The main reason was the consolidation of SMBC Consumer Finance Co., Ltd., while SMBC’s total credit cost decreased by ¥54.9 billion year-on-year for a net reversal of ¥30.2 billion as a result of our individualized efforts to assist certain borrowers to improve their business and financial conditions.

Consolidated losses on stocks increased by ¥34.2 billion year-on-year to ¥67.3 billion, mainly due to the recording of devaluation losses for stocks, reflecting a decline in domestic stock prices.

Finally, on a consolidated basis, ordinary profit increased by ¥68.5 billion year-on-year to ¥829.7 billion. Net income increased by ¥139.4 billion year-on-year to ¥550.4 billion, mainly due to a decrease in valuation allowance associated with deferred tax assets.

Consolidated	(Billions of yen)

	Nine months ended December 31, 2012	Change from the nine months ended December 31, 2011	Fiscal year ended March 31, 2012 (reference)
Gross profit	¥ 2,070.5	¥ 148.4	¥ 2,594.5
General and administrative expenses	(1,090.4)	(53.3)	(1,421.4)
Total credit cost	(57.2)	1.4	(121.3)
Losses on stocks	(67.3)	(34.2)	(27.9)
Ordinary profit	829.7	68.5	935.6
Net income	550.4	139.4	518.5

SMBC, non-consolidated
Gross banking profit	¥ 1,165.5	0.8	¥ 1,532.5
Net gains on bonds	133.2	(9.1)	152.5
Expenses (excluding non-recurring losses)	(538.0)	(5.1)	(719.5)
Banking profit *	627.5	(4.3)	813.0
Total credit cost	30.2	54.9	(58.6)
Losses on stocks	(68.9)	(13.1)	(15.2)
Ordinary profit	513.0	(10.4)	695.3
Net income	405.4	61.5	478.0

*	Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Financial position

On a consolidated basis, SMFG’s total assets as of December 31, 2012 were ¥142,891.2 billion, a decrease of ¥149.4 billion compared with March 31, 2012, due mainly to a decrease in securities such as bonds, despite an increase of loans and bills discounted. Net assets increased by ¥448.7 billion to ¥7,703.7 billion compared with March 31, 2012. Stockholders’ equity increased by ¥422.6 billion to ¥5,436.9 billion mainly due to the recording of net income.

Deposits increased ¥1,102.6 billion to ¥85,231.1 billion compared with March 31, 2012. Loans and bills discounted increased by ¥953.1 billion to ¥63,673.7 billion, mainly due to an increase in balance of overseas loans and bills discounted of SMBC.

Problem assets (non-performing loans as defined under the Financial Reconstruction Act) decreased by ¥152.1 billion to ¥1,705.6 billion compared with March 31, 2012. The problem assets ratio remained at a low level of 2.32%, a decrease of 0.27% compared with March 31, 2012.

3. Earnings forecasts

Net income for the nine months exceeded the forecast for the full fiscal year announced on November 14, 2012, mainly due to an improvement in losses on stocks of SMBC. However, SMFG does not revise the earnings forecast for the full year of the fiscal year ending March 31, 2013, because economic conditions and financial markets remain uncertain and it is necessary to ascertain economic and other trends in the future.

4. Other

Changes in accounting policies, change in accounting estimates and representation

Change in depreciation method for tangible fixed assets

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

In accordance with the amendment of the Corporation Tax Act, effective from the first quarter of the fiscal year ending March 31, 2013, SMFG and its domestic consolidated subsidiaries have changed their depreciation method for those tangible fixed assets acquired on or after April 1, 2012. This change has little impact on consolidated ordinary profit and income before income taxes and minority interests for the nine months ended December 31, 2012.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

    (1) Consolidated balance sheets

	(Millions of yen)
	March 31, 2012	December 31, 2012
Assets:
Cash and due from banks	¥ 7,716,291	¥ 7,961,894
Call loans and bills bought	1,291,818	1,159,657
Receivables under resale agreements	227,749	260,126
Receivables under securities borrowing transactions	4,539,555	3,066,383
Monetary claims bought	1,361,289	1,490,908
Trading assets	8,196,944	8,944,513
Money held in trust	23,878	24,282
Securities	42,529,950	40,206,349
Loans and bills discounted	62,720,599	63,673,666
Foreign exchanges	1,280,636	1,906,593
Lease receivables and investment assets	1,699,759	1,670,746
Other assets	4,622,756	4,753,118
Tangible fixed assets	1,180,522	1,812,201
Intangible fixed assets	799,773	793,149
Deferred tax assets	404,034	431,311
Customers’ liabilities for acceptances and guarantees	5,424,045	5,625,082
Reserve for possible loan losses	(978,933)	(888,750)

Total assets	¥ 143,040,672	¥ 142,891,234

Liabilities:
Deposits	¥ 84,128,561	¥ 85,231,126
Negotiable certificates of deposit	8,593,638	10,609,949
Call money and bills sold	2,144,599	1,873,294
Payables under repurchase agreements	1,676,902	2,174,493
Payables under securities lending transactions	5,810,730	4,435,923
Commercial paper	1,193,249	1,583,560
Trading liabilities	6,248,061	6,034,721
Borrowed money	8,839,648	5,983,410
Foreign exchanges	302,580	437,564
Short-term bonds	949,388	1,073,999
Bonds	4,641,927	4,764,395
Due to trust account	443,723	606,941
Other liabilities	4,762,961	4,285,447
Reserve for employee bonuses	48,516	21,020
Reserve for executive bonuses	2,875	–
Reserve for employee retirement benefits	45,911	44,613
Reserve for executive retirement benefits	2,577	2,232
Reserve for point service program	19,350	19,256
Reserve for reimbursement of deposits	10,980	7,118
Reserve for losses on interest repayment	401,276	275,433
Reserves under the special laws	421	317
Deferred tax liabilities	53,852	57,806
Deferred tax liabilities for land revaluation	39,915	39,803
Acceptances and guarantees	5,424,045	5,625,082

Total liabilities	135,785,696	135,187,513

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	759,800	758,631
Retained earnings	2,152,654	2,567,637
Treasury stock	(236,037)	(227,279)

Total stockholders’ equity	5,014,313	5,436,884

Net unrealized gains on other securities	330,433	312,315
Net deferred losses on hedges	(32,122)	(24,963)
Land revaluation excess	39,158	39,327
Foreign currency translation adjustments	(141,382)	(141,209)

Total accumulated other comprehensive income	196,087	185,469

Stock acquisition rights	692	1,111
Minority interests	2,043,883	2,080,255

Total net assets	7,254,976	7,703,721

Total liabilities and net assets	¥ 143,040,672	¥ 142,891,234

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	(Millions of yen)
Nine months ended December 31,	2011	2012
Ordinary income	¥2,934,523	¥3,184,227
Interest income	1,199,329	1,265,027
Interest on loans and discounts	876,295	949,010
Interest and dividends on securities	192,813	188,282
Trust fees	1,020	1,420
Fees and commissions	696,573	731,057
Trading income	173,050	132,655
Other operating income	835,956	973,645
Other income	28,591	80,422
Ordinary expenses	2,173,298	2,354,536
Interest expenses	214,548	229,422
Interest on deposits	75,593	69,781
Fees and commissions payments	104,993	105,230
Other operating expenses	664,326	698,666
General and administrative expenses	1,037,102	1,090,355
Other expenses	152,328	230,860

Ordinary profit	761,224	829,691

Extraordinary gains	27,637	438
Extraordinary losses	4,877	5,242

Income before income taxes and minority interests	783,984	824,887

Income taxes-current	84,216	196,349
Income taxes-deferred	194,735	(19,341)

Income taxes	278,952	177,008

Income before minority interests	505,032	647,879

Minority interests in net income	94,030	97,471

Net income	¥411,001	¥550,407

(Consolidated statements of comprehensive income)

	(Millions of yen)
Nine months ended December 31,	2011	2012
Income before minority interests	¥505,032	¥647,879
Other comprehensive income	(277,150)	15,689
Net unrealized losses on other securities	(227,335)	(15,156)
Net deferred gains (losses) on hedges	(6,558)	6,711
Land revaluation excess	5,609	–
Foreign currency translation adjustments	(38,267)	23,445
Share of other comprehensive income of affiliates	(10,598)	688

Total comprehensive income	227,881	663,568

Comprehensive income attributable to shareholders of the parent	160,354	539,621
Comprehensive income attributable to minority interests	67,526	123,947

(3) Note on the assumption as a going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group, Inc.

Financial results

for the nine months

ended December 31, 2012

- Supplementary information -

Notes

1. Consolidated : SMFG’s consolidated figures

2. Non-consolidated : SMBC’s non-consolidated figures

3. Capital ratio as of December 31, 2012 will be announced when it is fixed.

Sumitomo Mitsui Financial Group, Inc.

1. Operating results

Consolidated						(Millions of yen)
			Nine months ended December 31, 2012 (A)	Change (A) - (B)	Nine months ended December 31, 2011 (B)	Year ended March 31, 2012 <Reference>
Consolidated gross profit		1	2,070,485	148,422	1,922,063	2,594,482
Net interest income		2	1,035,604	50,823	984,781	1,341,369
Trust fees		3	1,420	400	1,020	1,770
Net fees and commissions		4	625,826	34,246	591,580	823,580
Net trading income		5	132,655	(40,395)	173,050	198,192
Net other operating income		6	274,979	103,350	171,629	229,568
General and administrative expenses		7	(1,090,355)	(53,253)	(1,037,102)	(1,421,363)
Credit costs		8	(90,767)	(18,062)	(72,705)	(126,055)
Write-off of loans		9	(83,336)	(20,302)	(63,034)	(90,305)
Provision for specific reserve for possible loan losses		10	–	–	–	(111,227)
Provision for general reserve for possible loan losses		11	–	–	–	106,512
Other credit costs		12	(7,431)	2,239	(9,670)	(31,035)
Gains on reversal of reserve for possible loan losses		13	25,486	13,086	12,400	–
Recoveries of written-off claims		14	8,066	6,336	1,730	4,800
Gains (losses) on stocks		15	(67,254)	(34,198)	(33,056)	(27,880)
Equity in earnings (losses) of affiliates		16	8,840	40,296	(31,456)	(31,122)
Other income (expenses)		17	(34,809)	(34,159)	(650)	(57,289)
Ordinary profit		18	829,691	68,467	761,224	935,571
Extraordinary gains (losses)		19	(4,804)	(27,564)	22,760	17,395
Gains on step acquisitions		20	140	(24,910)	25,050	25,050
Gains (losses) on disposal of fixed assets		21	(1,922)	(1,699)	(223)	(3,765)
Losses on impairment of fixed assets		22	(3,129)	(1,056)	(2,073)	(3,861)
Income before income taxes and minority interests		23	824,887	40,903	783,984	952,966
Income taxes-current		24	(196,349)	(112,133)	(84,216)	(103,478)
Income taxes-deferred		25	19,341	214,076	(194,735)	(207,860)
Income before minority interests		26	647,879	142,847	505,032	641,627
Minority interests in income		27	(97,471)	(3,441)	(94,030)	(123,090)
Net income		28	550,407	139,406	411,001	518,536
Notes	1.	Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
		+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)
Total credit cost (8+13+14)		29	(57,214)	1,359	(58,573)	(121,255)

Reference:						(Billions of yen)
Consolidated net business profit		30	912.9	104.5	808.4	1,013.9
Note:	Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))
+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items) + (Affiliates’ ordinary profit) X (Ownership ratio)
- (Internal transaction (dividends, etc.))
Number of consolidated subsidiaries and equity method affiliates
			December 31, 2012		March 31, 2012	September 30, 2012 <Reference>
				Change
Consolidated subsidiaries		31	316	(21)	337	321
Equity method affiliates		32	44	1	43	44

Sumitomo Mitsui Financial Group, Inc.

SMBC non-consolidated	(Millions of yen)

		Nine months ended December 31, 2012 (A)	Change (A) - (B)	Nine months ended December 31, 2011 (B)	Year ended March 31, 2012 <Reference>
Gross banking profit	1	1,165,482	794	1,164,688	1,532,511
Excluding gains (losses) on bonds	2	1,032,307	9,876	1,022,431	1,379,974
Net interest income	3	721,365	1,326	720,039	956,878
Trust fees	4	1,383	388	995	1,736
Net fees and commissions	5	222,121	1,330	220,791	318,887
Net trading income	6	18,698	(69,363)	88,061	84,051
Net other operating income	7	201,913	67,113	134,800	170,957
Gains (losses) on bonds	8	133,175	(9,081)	142,256	152,536
Expenses (excluding non-recurring losses)	9	(537,952)	(5,037)	(532,915)	(719,495)
Personnel expenses	10	(200,244)	(5,018)	(195,226)	(259,782)
Non-personnel expenses	11	(310,032)	508	(310,540)	(422,854)
Taxes	12	(27,675)	(526)	(27,149)	(36,858)
Banking profit (before provision for general reserve for possible loan losses)	13	627,530	(4,242)	631,772	813,015
Excluding gains (losses) on bonds	14	494,355	4,840	489,515	660,478
Provision for general reserve for possible loan losses	15	–	–	–	43,780
Banking profit	16	627,530	(4,242)	631,772	856,796
Non-recurring gains (losses)	17	(114,528)	(6,196)	(108,332)	(161,453)
Credit costs	18	(26,624)	5,345	(31,969)	(103,662)
Gains on reversal of reserve for possible loan losses	19	56,812	49,870	6,942	–
Recoveries of written-off claims	20	40	(282)	322	1,234
Gains (losses) on stocks	21	(68,942)	(13,119)	(55,823)	(15,153)
Gains on sale of stocks and other securities	22	24,717	10,620	14,097	20,562
Losses on sale of stocks and other securities	23	(5,367)	(1,032)	(4,335)	(7,074)
Losses on devaluation of stocks and other securities	24	(88,292)	(22,707)	(65,585)	(28,642)
Other non-recurring gains (losses)	25	(75,814)	(48,010)	(27,804)	(43,871)
Ordinary profit	26	513,001	(10,439)	523,440	695,342
Extraordinary gains (losses)	27	(3,516)	(3,579)	63	(3,349)
Gains (losses) on disposal of fixed assets	28	(1,036)	(2,851)	1,815	(717)
Losses on impairment of fixed assets	29	(2,479)	(727)	(1,752)	(2,632)
Income before income taxes and minority interests	30	509,485	(14,018)	523,503	691,992
Income taxes-current	31	(132,716)	(97,550)	(35,166)	(44,703)
Income taxes-deferred	32	28,638	173,039	(144,401)	(169,315)
Net income	33	405,407	61,472	343,935	477,973

Total credit cost (15+18+19+20)	34	30,228	54,933	(24,705)	(58,647)
Provision for general reserve for possible loan losses	35	69,368	12,358	57,010	43,780
Write-off of loans	36	(22,031)	1,863	(23,894)	(15,797)
Provision for specific reserve for possible loan losses	37	(12,717)	37,440	(50,157)	(59,196)
Losses on sales of delinquent loans	38	(4,593)	3,482	(8,075)	(28,767)
Provision for loan loss reserve for specific overseas countries	39	161	72	89	98
Recoveries of written-off claims	40	40	(282)	322	1,234

Note: Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group, Inc.

2. Interest spread (Domestic)

SMBC non-consolidated					(%)
	Nine months ended Dec. 31, 2012
		1st Quarter	2nd Quarter	3rd Quarter	Year ended March 31, 2012 <Reference>
Interest earned on loans and bills discounted (A)	1.55	1.55	1.55	1.54	1.58
Interest paid on deposits, etc. (B)	0.05	0.05	0.05	0.05	0.06
Interest spread (A) - (B)	1.50	1.50	1.50	1.49	1.52

3. Problem assets based on the Financial Reconstruction Act

Consolidated					(Billions of yen)

		December 31,	Change from	March 31, 2012	September 30, 2012
		2012	Mar. 31, 2012		<Reference>
Bankrupt and quasi-bankrupt assets	1	225.1	(34.6)	259.7	259.1
Doubtful assets	2	961.4	(56.2)	1,017.6	977.2
Substandard loans	3	519.1	(61.3)	580.4	515.2
Total of problem assets (A)	4	1,705.6	(152.1)	1,857.7	1,751.5

Normal assets	5	71,798.2	1,972.1	69,826.1	68,864.6
Total (B)	6	73,503.8	1,820.0	71,683.8	70,616.1

Problem asset ratio (A/B)	7	2.32%	(0.27)%	2.59%	2.48%
Amount of direct reduction		698.3	12.4	685.9	678.8

SMBC non-consolidated					(Billions of yen )

		December 31,	Change from	March 31, 2012	September 30, 2012
		2012	Mar. 31, 2012		<Reference>
Bankrupt and quasi-bankrupt assets	8	119.8	(14.6)	134.4	147.5
Doubtful assets	9	708.2	(71.4)	779.6	718.0
Substandard loans	10	277.0	8.2	268.8	268.1
Total of problem assets (A)	11	1,105.0	(77.8)	1,182.8	1,133.6

Normal assets	12	65,348.6	2,855.0	62,493.6	62,608.6
Total (B)	13	66,453.6	2,777.2	63,676.4	63,742.2

Problem asset ratio (A/B)	14	1.66%	(0.20)%	1.86%	1.78%
Amount of direct reduction		359.1	24.2	334.9	342.3

Note:	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group, Inc.

4. Unrealized gains (losses) on securities

Consolidated	(Billions of yen)

		December 31, 2012					March 31, 2012

					Gains	Losses			Gains	Losses
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2012			Balance sheet amount	Net unrealized gains (losses)
Held-to-maturity purpose	1	5,820.5	62.9	(6.3)	62.9	0.0	5,286.3	69.1	69.2	0.1
Other securities	2	34,694.7	454.8	(20.2)	724.6	269.8	37,558.7	475.0	747.0	272.0
Stocks	3	2,282.0	262.6	(8.8)	459.3	196.7	2,406.1	271.5	490.1	218.6
Bonds	4	24,775.3	106.0	(5.8)	112.2	6.2	27,684.5	111.8	118.2	6.4
Others	5	7,637.4	86.1	(5.6)	153.0	66.9	7,468.1	91.7	138.7	47.0
Other money held in trust	6	22.8	(0.1)	(0.0)	–	0.1	22.4	(0.0)	–	0.0
Total	7	40,538.0	517.6	(26.5)	787.5	269.9	42,867.4	544.1	816.2	272.1
Stocks	8	2,282.0	262.6	(8.8)	459.3	196.7	2,406.1	271.5	490.1	218.6
Bonds	9	30,583.7	168.9	(12.1)	175.1	6.2	32,957.7	180.9	187.4	6.5
Others	10	7,672.3	86.1	(5.6)	153.0	67.0	7,503.6	91.7	138.7	47.0

SMBC non-consolidated									(Billions of yen)
		December 31, 2012					March 31, 2012

		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2012	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	11	5,694.3	61.7	(6.2)	61.7	–	5,163.8	67.9	68.0	0.1
Stocks of subsidiaries and affiliates	12	2,453.6	(21.8)	(0.3)	4.5	26.3	2,324.0	(21.5)	0.6	22.1
Other securities	13	32,707.2	380.8	(8.2)	634.8	254.0	35,441.0	389.0	672.6	283.6
Stocks	14	2,250.7	245.5	17.0	434.6	189.1	2,250.7	228.5	466.9	238.4
Bonds	15	23,418.8	97.6	(6.8)	102.6	5.0	26,306.7	104.4	109.5	5.1
Others	16	7,037.7	37.7	(18.4)	97.6	59.9	6,883.6	56.1	96.2	40.1
Other money held in trust	17	3.9	(0.0)	(0.0)	–	0.0	5.8	(0.0)	–	0.0
Total	18	40,859.0	420.7	(14.7)	701.0	280.3	42,934.6	435.4	741.2	305.8
Stocks	19	3,350.5	234.5	17.3	439.1	204.6	3,473.0	217.2	467.5	250.3
Bonds	20	29,113.1	159.3	(13.0)	164.3	5.0	31,470.5	172.3	177.5	5.2
Others	21	8,395.4	26.9	(19.0)	97.6	70.7	7,991.1	45.9	96.2	50.3

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the corresponding period. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on Other securities include gains (losses), which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts recognized as of December 31, 2012 and March 31, 2012 are 6.7 billion yen and 0.2 billion yen in gains, respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets.” (Accounting Standard Board of Japan Practical Issues Task Force No. 25)

Sumitomo Mitsui Financial Group, Inc.

5. Overview of derivative transactions (on deferred hedge accounting basis)

SMBC non-consolidated								(Billions of yen )
	December 31, 2012				March 31, 2012

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	188.8	107.7	81.1	(2.0)	103.6	66.2	37.4	(36.4)
Currency swaps	112.7	15.1	97.5	(31.0)	288.7	10.1	278.6	(7.2)
Others	2.8	0.3	2.5	101.9	3.1	0.6	2.5	132.0
Total	304.2	123.1	181.1	69.0	395.4	76.9	318.5	88.4

Notes	1.	Derivative transactions are valuated at fair value in the balance sheet.
	2.	SMBC applies deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Appendix: Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

								(Billions of yen)
	December 31, 2012				March 31, 2012

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	3,086.1	13,758.7	9,489.2	26,333.9	5,351.6	12,797.4	5,922.6	24,071.6
Receivable floating rate /payable fixed rate	1,102.8	5,158.1	7,326.9	13,587.8	1,368.6	4,693.8	5,533.2	11,595.6
Receivable floating rate /payable floating rate	20.0	15.3	–	35.3	20.0	9.3	–	29.3
Total contract amount	4,208.8	18,932.0	16,816.1	39,957.0	6,740.2	17,500.5	11,455.8	35,696.5

6. Deposits and loans

SMBC non-consolidated			(Billions of yen)

	December 31, 2012	Change from Mar. 31, 2012	March 31, 2012	September 30, 2012 <Reference>
Domestic deposits	69,530.4	(760.3)	70,290.7	69,564.0
Individual	39,006.9	1,310.1	37,696.7	38,122.1
Notes	1. Calculation based on the numbers before elimination of temporary inter-office accounts, excluding “negotiable certificates of deposit” and offshore banking accounts.
	2. The figures above are after adjustment on inter-office accounts in transit. Previously released figures for March 31, 2012 on before-adjustment basis, have been adjusted retrospectively.
Loans and bills discounted	57,755.9	1,344.4	56,411.5	55,833.0
Domestic offices (excluding offshore banking account)	46,546.5	(671.5)	47,218.0	46,093.2
Overseas offices and offshore banking accounts	11,209.4	2,015.9	9,193.5	9,739.8
7. Return on equity
Consolidated				(%)

	Nine months ended December 31, 2012	Change	Year ended March 31, 2012	Six months ended September 30, 2012 <Reference>
ROE (denominator: Total stockholders’ equity)	14.0	3.6	10.4	12.8

Note:
ROE (denominator: Total = stockholders’ equity)

(Net income) X (Number of days in a year (365 days)) / (Number of days in the period (275 days (365 days)))

{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

X 100

Sumitomo Mitsui Financial Group, Inc.

8. Exposure of securitized products

(1) Securitized Products	Managerial accounting basis

Consolidated	(Billions of yen)

	December 31, 2012						March 31, 2012

	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write- offs)
		Change from Mar. 2012	Overseas	Change from Mar. 2012		Change from Mar. 2012		Overseas

Cards, etc.	91.7	42.2	91.7	42.2	0.4	0.2	49.4	49.4	0.2

CLO	0.6	(0.2)	0.6	(0.2)	2.0	0.5	0.7	0.7	1.5

CMBS	12.8	(6.6)	7.8	0.4	0.5	(0.1)	19.4	7.4	0.6

RMBS, etc.	0.1	0.0	0.1	(0.0)	0.1	0.0	0.1	0.1	0.1

Total	105.1	35.5	100.1	42.5	3.1	0.7	69.6	57.6	2.4

Notes	1.	There is no amount of ABCP.
	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

(2) Transactions with monoline insurance companies (Credit derivatives)

Consolidated	(Billions of yen)

	December 31, 2012				March 31, 2012
			Amount of reference assets			Amount of reference assets
	Net exposure	Change from Mar. 2012		Change from Mar. 2012	Net exposure
Exposure to CDS transactions with monoline insurance companies	1.5	(1.5)	172.0	(64.1)	3.0	236.1
(3) Leveraged loans
Consolidated					(Billions of yen)
	December 31, 2012				March 31, 2012
			Undrawn commitments			Undrawn commitments
	Loans	Change from Mar. 2012		Change from Mar. 2012	Loans

Europe	133.1	(18.1)	18.4	(2.3)	151.2	20.7

Japan	185.3	54.2	28.3	6.1	131.0	22.3

United States	74.8	(0.8)	65.3	14.2	75.6	51.1

Asia (excluding Japan)	59.5	(2.6)	5.4	(0.4)	62.0	5.7

Total	452.6	32.8	117.4	17.6	419.8	99.8

(4) Asset backed commercial paper (ABCP) programs as sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs.
Most of the reference assets are high-grade claims of corporate clients.

Consolidated					(Billions of yen)
	December 31, 2012				March 31, 2012

	Notional amount		Overseas
		Change from Mar. 2012		Change from Mar. 2012	Notional amount	Overseas
Reference assets related to ABCP programs as sponsor	469.7	(130.1)	244.3	13.4	599.9	230.9
Reference:	In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 48.5 billion yen.

(5) Others

We have no securities issued by Structured Investment Vehicles.